



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



06066180

December 14, 2006

Kenneth L. Wagner
Associate General Counsel
Legal Department
Bank of America
NC1-002-29-01
101 S. Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A8
Public
Availability: 12/14/2006

Re: Bank of America Corporation
Incoming letter dated November 20, 2006

Dear Mr. Wagner:

This is in response to your letter dated November 20, 2006 concerning the shareholder proposal submitted to Bank of America by Frank Coleman Inman. We also have received a letter from the proponent dated December 4, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Frank Coleman Inman
600 Cherry Drive #3
Eugene, OR 97401-6644

108 591 7

Bank of America

KENNETH L. WAGNER
Associate General Counsel
Legal Department

November 20, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Frank Coleman Inman

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal on October 31, 2006 (the "Proposal") from Frank Coleman Inman (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 25, 2007. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2007 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2007 Annual Meeting.

Tel: 704.386.9036 Fax: 704.719.0843
kenneth.wagner@bankofamerica.com
Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

SUMMARY OF PROPOSAL

The Proposal requests that the "board of directors initiate the appropriate process to amend BAC's governance documents (certificate of incorporation or bylaws) to provide that annual stockholders meetings take place on a Friday, Saturday or Monday."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Division has routinely found that proposals dealing with the date of shareholder meetings, the location of shareholder meetings, and matters concerning the conduct of annual shareholders meetings relate to ordinary business matters and accordingly, may be excluded under Rule 14a-8(i)(7). This has been the case, even when such proposals are framed as charter or bylaw amendments. In *Verizon Communications, Inc.* (January 30, 2001) ("*Verizon*"), a proposal recommended that the company change the date of its annual meeting to the "first Wednesday in June each year." In *Verizon*, the Division took the position that the proposal to change the date of a company's shareholder meeting was a matter within the scope of a company's ordinary business and was, therefore, excludable under Rule 14a-8(i)(7). In a substantially similar line of letters, the Division has taken the view that proposals related to the location of shareholder meetings is also a matter relating to the conduct of a company's ordinary business operations and, thus, may be excluded from the company's proxy materials under Rule 14a-8(i)(7). *See Raytheon Company* (January 19, 2006) (excluding a proposal relating to the location of the annual meeting); and *Bank of America Corporation* (January 10, 2003) (excluding a proposal to rotate the annual meeting to major cities where the company is located). Furthermore, the Division has also routinely found that proposals involving the conduct of shareholder meetings relate to matters of ordinary business and can be excluded under Rule 14a-8(i)(7). *See Exxon Mobil Corporation* (March 2, 2005) (excluding a proposal to amend the company's corporate governance guidelines to set aside time for shareholders to ask questions); *The Gillette Company* (February 22, 2005) (excluding a proposal requesting a period of time be set aside so that "all who wish to speak may do so"); *Citigroup Inc.* (January 14, 2004) (excluding a proposal relating to guidelines for speakers at annual meetings); and *Edison International* (January 30, 2001) and *Commonwealth Energy Corporation* (November 15, 2002) (excluding proposals to amend the bylaws with respect to the location and conduct of shareholder meetings).

Establishing an appropriate day or date for a company's annual meeting involves an assessment of numerous issues, including among other things, the availability of the directors and executive officers, appropriate management and staff resources to support the meeting on such day or date, the availability of adequate facilities on such day or date at the desired location and the costs associated with holding the meeting on that day or date at such facilities. The Corporation's management has a unique and intimate knowledge of the Corporation's business, and, thus, can make an informed decision as to the appropriate day or date for the Corporation's annual meeting of stockholders. In addition, a day or date that is convenient for the Proponent may not be convenient for the Corporation's shareholders at large. It is impractical for the Corporation's stockholders to make this decision as they do not, as a group, have the same knowledge of the Corporation and its stockholders and the availability of the directors, management and staff, and cannot as readily access and assess information regarding the feasibility of and costs associated with holding the meeting on a given day or date. Moreover, to fix a specific day or date for all future annual meetings of the Corporation's stockholders would limit the discretion of the Board of Directors and management. Such an advance determination would eliminate the flexibility needed to fix the day or date of an annual meeting based upon the particular circumstances in a given year.

The Proposal seeks to establish the days in which stockholder meetings may be held. Matters relating to the conduct of shareholder meetings, including the day, date or location, have routinely been found to relate to matters of ordinary business, and clearly do not raise any significant policy concerns. Based on the foregoing and consistent with the precedent cited above, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2007 Annual Meeting. Based on the Corporation's timetable for the 2007 Annual Meeting, a response from the Division by February 3, 2007 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Kenneth L. Wagner
Associate General Counsel

cc: William J. Mostyn III
Frank Coleman Inman

EXHIBIT A

Frank Coleman Inman
Bank of America Owner of 29,600 Shares of Common Stock
600 Cherry Drive, #3
Eugene, Oregon 97401-6644
(541) 484-5982
coleinman@hotmail.com

October 26, 2006

Bank of America Corporation
Attention: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, North Carolina 28255

Dear Corporate Secretary:

The following is my stockholder's proposal for consideration at the 2007 Annual Meeting:

Stockholder Proposal Regarding Annual Meeting Day
Resolved: That the shareholders of Bank of America Corporation hereby request that the board of directors initiate the appropriate process to amend BAC's governance documents (certificate of incorporation or bylaws) to provide that annual stockholder meetings take place on a Friday, Saturday, or Monday.

Stockholder's Statement Supporting Item
In the past few years, our typical annual stockholder meeting has been held late Wednesday morning, a decidedly inconvenient time for most stockholders. With a Friday, Saturday, or Monday meeting, more working shareholders will be able to attend, while missing less work and taking less vacation time.

Stockholders who fly to our annual meetings will also likely save money as Saturday night stay-overs usually mean substantial airline ticket savings. We are Bank of America, and most of our stockholders are flying distance away. Avoiding a meeting conflict with a NASCAR weekend will help keep lodging available and rates more modest.

BAC stockholders' meetings may last a little longer to answer questions from more shareholders, perhaps unearthing and solving important issues. Our regular meeting venue has space for a few hundred more stockholders. Chaired by Warren Buffett, Berkshire Hathaway annual stockholders' meetings (on Saturdays) last about 6 hours and roughly 24,000 attended in 2006. Perhaps BAC's could last slightly more than 1 ½ hours, the most in recent years.

Typically, fewer than 1,000 people attend our annual meetings, despite having nearly 300,000 stockholders. At recent meetings, stockholders lack refreshments. More concerning, hired security and BAC personnel physically block typical stockholders from walking up and meeting directors. Clearly, our annual meetings have fallen short of excellence in recent years. Top management and directors should mingle with typical stockholders before and after each annual meeting, often the norm elsewhere. BAC seems to employ plenty of security and even had metal detectors recently.

Top management does deliver an outstanding presentation every year and does a good job overall of answering questions from stockholders. Most importantly, profits and dividends continue strong growth, which is usually well reflected in our stock price. BAC associates deserve credit and our thanks for this remarkable achievement.

Among our many stockholders, we have experts in banking, corporate governance, economics, and long-term investing. In 2006, we stockholders passed (with 56%) a positive resolution requiring each director to earn a majority of shares voted; BAC stock quickly rose $2 per share, creating about $9.2 billion in shareholder value. A better annual meeting day each year may increase our Bank of America stock price, via more discussion and future adoption of positive and profitable ideas for BAC.

The above concludes my stockholder's proposal to be included in the proxy statement for the 2007 Annual Meeting, which I plan to attend and read this proposal. As I am submitting this proposal prior to the November 20, 2006 proxy statement deadline, the favor of a prompt reply is requested, especially since BAC lost my proposal last year.

Of course, I intend to continually hold at least $2,000 worth of Bank of America common stock through the 2007 BAC stockholders' meeting, per SEC requirements for a stockholder's proposal. In fact, I am not planning on selling any of my 29,600 shares.

Sincerely,

Frank Coleman Inman

Frank Coleman Inman
Bank of America Stockholder
600 Cherry Drive #3
Eugene, OR 97401-6644
(541) 484-5982
coleinman@hotmail.com

December 4, 2006

BY PRIORITY DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Bank of America by Frank Coleman Inman

Ladies and Gentlemen:

Bank of America Corporation (BAC) received my stockholder proposal **(Exhibit A)** for a better annual stockholders' meeting day (any of 156 possibilities per year), and has chosen to seek this proposal's elimination from shareholder proxy materials by writing you on November 20, 2006 in a letter from Kenneth Wagner, Associate General Counsel.

REASONS FOR INCLUSION OF PROPOSAL

The stockholder proposal seeks to address the problem of poor shareholder attendance (roughly 1/3 of 1% eligible) at Bank of America stockholders' meetings over the last several years. In recent years, I have asked the Bank of America leadership several times to consult stockholders via a proxy question when would be the best (or a better) time for an annual meeting. Despite the precedence of this by Warren Buffett of Berkshire Hathaway, the Bank of America leadership has chosen to stick with a mid-week meeting in the Spring, usually late morning on the last Wednesday in April. The planned Wednesday, April 25, 2007 annual meeting falls in line.

Bank of America has yet to consult most stockholders as to when the annual shareholders' meeting should occur. This seems to contrast with BAC's letter to you of 11/20/06 from Mr. Wagner which states at the top of page 3, "... a day or date that is convenient for the Proponent may not be convenient for the Corporation's shareholders at large." In recent years, how would BAC know the current annual meeting policy is convenient and/or effective for shareholders?

Thus, my stockholder proposal offers 156 choices each year to BAC management, that annual meetings take place on a Friday, Saturday or Monday (any of 3 days per week times 52 weeks per year gives BAC leadership 156 choices per year). This provides the needed flexibility for both

BAC leadership and most stockholders to find a good meeting time each year.

The proposal seeks to improve upon past resolutions that allow only one day per year to have a stockholders' meeting. I do question the idea that the annual stockholders' meeting falls under the designation of ordinary business; this is the one day per year where typical stockholders get to face the leadership of a large, publicly traded corporation, and exchange ideas. What is less ordinary? With 156 days from which to choose, ordinary business conflicts should be avoided.

In its reason for excluding my proposal (ordinary business), Bank of America sites a situation in 2003 (middle of page 2 of BAC's 11/20/06 letter to you), where BAC omitted a proposal to rotate the city in which the annual meeting took place. Ironically, **in 2003 (the same year), BAC included a much more similar and relevant proposal to mine (Exhibit B, attached with BAC cover page) to change the meeting day to a different single day each year, 156 times more restrictive that my proposal**. Remarkably, BAC offers no refuting arguments to my proposal's supporting statement other than the dubious ordinary business argument.

My proposal most likely makes it easier for working and out of town stockholders the attend the annual meeting, the vast majority of BAC's owners. As you deliberate whether or not to compel BAC to include my proposal in its proxy statement, please consider the following two questions that I learned to ask while taking a course in business ethics. Would I feel comfortable explaining my decision to my mother? Would I feel good defending my decision on T.V.?

Consider that even if my proposal is placed before stockholders and earns a majority of shares voted, BAC does not have to adopt the stockholders' proposal. This scenario has happened this year at BAC as the 2006 proposal requiring each director to earn a majority of shares voted earned 56%, yet has not truly been adopted by Bank of America. My proposal deserves to be voted upon since the downside is quite limited and the upside is great. Typical stockholders need more real power than the ability in a typical year to merely buy, hold or sell. **(See Exhibit C)**

Please contact me anytime if I may assist in any way. I am enclosing six sets of these materials, each including this letter, my stockholder proposal, the relevant proposal from another BAC stockholder in 2003, and the related Financial Times article.

Sincerely,

Frank Coleman Inman
BAC Stockholder

cc: Kenneth L. Wagner
William J. Mostyn III (via a second set mailed priority to Mr. Wagner)

EXHIBIT A

Frank Coleman Inman
Bank of America Owner of 29,600 Shares of Common Stock
600 Cherry Drive, #3
Eugene, Oregon 97401-6644
(541) 484-5982
coleinman@hotmail.com

October 26, 2006

Bank of America Corporation
Attention: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, North Carolina 28255

Dear Corporate Secretary:

The following is my stockholder's proposal for consideration at the 2007 Annual Meeting:

Stockholder Proposal Regarding Annual Meeting Day
Resolved: That the shareholders of Bank of America Corporation hereby request that the board of directors initiate the appropriate process to amend BAC's governance documents (certificate of incorporation or bylaws) to provide that annual stockholder meetings take place on a Friday, Saturday, or Monday.

Stockholder's Statement Supporting Item
In the past few years, our typical annual stockholder meeting has been held late Wednesday morning, a decidedly inconvenient time for most stockholders. With a Friday, Saturday, or Monday meeting, more working shareholders will be able to attend, while missing less work and taking less vacation time.

Stockholders who fly to our annual meetings will also likely save money as Saturday night stay-overs usually mean substantial airline ticket savings. We are Bank of America, and most of our stockholders are flying distance away. Avoiding a meeting conflict with a NASCAR weekend will help keep lodging available and rates more modest.

BAC stockholders' meetings may last a little longer to answer questions from more shareholders, perhaps unearthing and solving important issues. Our regular meeting venue has space for a few hundred more stockholders. Chaired by Warren Buffett, Berkshire Hathaway annual stockholders' meetings (on Saturdays) last about 6 hours and roughly 24,000 attended in 2006. Perhaps BAC's could last slightly more than 1 ½ hours, the most in recent years.

Typically, fewer than 1,000 people attend our annual meetings, despite having nearly 300,000 stockholders. At recent meetings, stockholders lack refreshments. More concerning, hired security and BAC personnel physically block typical stockholders from walking up and meeting directors. Clearly, our annual meetings have fallen short of excellence in recent years. Top management and directors should mingle with typical stockholders before and after each annual meeting, often the norm elsewhere. BAC seems to employ plenty of security and even had metal detectors recently.

Top management does deliver an outstanding presentation every year and does a good job overall of answering questions from stockholders. Most importantly, profits and dividends continue strong growth, which is usually well reflected in our stock price. BAC associates deserve credit and our thanks for this remarkable achievement.

Among our many stockholders, we have experts in banking, corporate governance, economics, and long-term investing. In 2006, we stockholders passed (with 56%) a positive resolution requiring each director to earn a majority of shares voted; BAC stock quickly rose $2 per share, creating about $9.2 billion in shareholder value. A better annual meeting day each year may increase our Bank of America stock price, via more discussion and future adoption of positive and profitable ideas for BAC.

The above concludes my stockholder's proposal to be included in the proxy statement for the 2007 Annual Meeting, which I plan to attend and read this proposal. As I am submitting this proposal prior to the November 20, 2006 proxy statement deadline, the favor of a prompt reply is requested, especially since BAC lost my proposal last year.

Of course, I intend to continually hold at least $2,000 worth of Bank of America common stock through the 2007 BAC stockholders' meeting, per SEC requirements for a stockholder's proposal. In fact, I am not planning on selling any of my 29,600 shares.

Sincerely,

Frank Coleman Inman

Bank of America Higher Standards

March 27, 2003

w/noter

Dear Stockholder:

I am pleased to invite you to the Bank of America Corporation 2003 Annual Meeting of Stockholders. The meeting will be held at 10:00 a.m., local time, on April 30, 2003, in the Belk Theater of the North Carolina Blumenthal Performing Arts Center, 130 North Tryon Street, Charlotte, North Carolina. If you are unable to attend, you will be able to listen to the meeting and view our slide presentation over the Internet at www.bankofamerica.com/investor.

Enclosed are a notice of matters to be voted on at the meeting, our proxy statement and a proxy card. We previously mailed you our 2002 Annual Report to Stockholders.

Whether or not you plan to attend, please vote your shares in one of three ways: via Internet, telephone or mail. Instructions regarding Internet and telephone voting are included on the proxy card. If you choose to vote by mail, please mark, sign and date the proxy card and return it in the enclosed postage-paid envelope. Your proxy may be revoked at any time before it is exercised as explained in the proxy statement.

If you plan to attend and your shares are held in the name of a broker or other nominee, please bring with you a proxy or letter from the broker or nominee confirming your ownership. Also, please bring photo identification for admission.

Sincerely yours,

Kenneth D. Lewis
Chairman, President and Chief Executive Officer

EXHIBIT B

ITEM 3: STOCKHOLDER PROPOSAL REGARDING ANNUAL MEETING DATE

The Corporation has received the following stockholder proposal from Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, D.C. 20037. Mrs. Davis beneficially owns 466 shares of Common Stock.

Resolved: That the stockholders recommend that the Board of Directors take necessary steps to change the Annual Meeting date to the last Monday in April.

Stockholder's Statement Supporting Item 3:

Recently the Annual Meetings were held on a date where other major corporations met. Until a few years ago, the Company has met on a date where more independent non-employee shareholders could meet. The Company has been meeting on the SAME date as Verizon, GE, Dupont and others with whom the Bank of America has significant banking relations.

Maximum attendance by outside independent stockholders is especially desirable. The last few meetings were mostly attended by employees and retirees.

If you AGREE, please make your proxy FOR this resolution.

The Board recommends a vote "AGAINST" Item 3 for the following reasons:

This proposal was submitted at the 1998 and 1997 Annual Meetings and was overwhelmingly rejected by the stockholders. Approximately 96% and 95% of the votes cast voted against this proposal in 1998 and 1997, respectively. The Board has again considered this proposal and continues to believe that its adoption would not be in the best interests of the Corporation.

The Corporation's Bylaws provide that the annual meeting of stockholders will be held at a date and time during the month of April as determined by the Board. The Board believes that it should retain the flexibility provided by the Bylaws to determine the date of the annual meetings so that it may consider all relevant factors. In general, the Board considers the ability to allow sufficient time for the preparation of the Proxy Statement, Annual Report to Stockholders and Annual Report on Form 10-K, the ability to hold the annual meeting as soon after the end of the fiscal year as is practicable, and the ability to coordinate the annual meeting with a regularly scheduled Board meeting.

The Corporation encourages all stockholders to attend the annual meetings in person. Due to the large number of stockholders, however, it is inevitable that any date selected will be convenient for some stockholders and pose a conflict for others. The Board believes that the flexibility provided by the Bylaws serves the best interests of the Corporation and its stockholders, and that the Corporation should not be limited to the annual meeting date specified in the proposal.

ITEM 4: STOCKHOLDER PROPOSAL REGARDING NOMINATION OF DIRECTORS

The Corporation has received the following stockholder proposal from Mr. Bartlett Naylor, 1255 N. Buchanan, Arlington, Virginia 22205. Mr. Naylor beneficially owns 426 shares of Common Stock.

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Stockholder's Statement Supporting Item 4:

Although our company's board declares its appreciation for the importance of qualified people overseeing management, I believe that the process for electing directors can be improved.

In the typical board election, shareholders have one choice: the candidate nominated by company. Shareholders may "withhold" their vote for this candidate, but even if a majority shares were withheld, the candidate would still be elected because company election rules award victory to the candidate with the most votes for each seat. This circumstance profoundly disenfranchises shareholders in routine oversight of management.

FT 10/28-29/06 p.1 EXHIBIT C

Investors 'lack basic rights' to change boards in US

By Kate Burgess in London and Jeremy Grant in Washington

Some of the world's largest investment managers have called on US regulators to give shareholders power to change the composition of US boards. They claim shareholders in US companies "lack basic rights which they take for granted in other developed countries".

The call shows that one of the tenets of US corporate governance – limited shareholder access to company proxies for board elections – is coming under attack from non-US investors as foreign ownership of US companies grows.

In a letter to Christopher Cox, chairman of the Securities and Exchange Commission, the group calls on the regulator to allow investors to vote on the election of directors to "encourage more responsive and responsible boards" in the US.

This might help prevent recurrences of the "dismaying number of corporate scandals and board-level derelictions of duty in recent years" suffered by shareholders in US companies, it said.

Signatories of the letter, a copy of which was obtained by the FT, include the Association of British Insurers, the Australian Reward Investment Alliance, F&C Asset Management, the Third Swedish National Pension Fund, Scottish-based Standard Life Investments, and PGGM, a large Dutch public pension fund manager.

Collectively, the group manages about $34,000bn in assets.

The move follows the delay this month of an important SEC meeting that was to address whether to allow shareholders more access to company proxies, one of the most sensitive issues on Mr Cox's agenda.

The SEC was to have decided whether to let stand a recent US court ruling that had forced the regulator to reconsider its policy that blocked shareholder access to proxies where elections of board directors were concerned.

The issue has become a battleground in US corporate governance. Shareholder rights activists have intensified efforts to gain access to the proxy and have a say in the composition of company boards – and therefore also in such matters as executive pay.

Peter Moon, chief investment officer of the Universities Superannuation Scheme, a UK pension funds and another signatory, said: "The US system is at odds with shareholders' basic ownership rights and lags behind other countries in corporate democracy.

"It is critical that US policymakers understand that this has ramifications for how overseas investors view the integrity of the US markets."

The focus on corporate governance issues has also intensified in the wake of scandals such as Enron and Parmalat.

For a copy of the letter go to: www.ft.com/secletter

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THE FINANCIAL TIMES LIMITED 2006 No 36,216 ★

Chicago - Los Angeles - San Francisco - Dallas - Atlanta - Orlando - Washington DC - Tokyo - Hong Kong - Singapore - Seoul - Dubai - Sydney - Johannesburg

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 14, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated November 20, 2006

The proposal requests that the board of directors initiate the appropriate process to amend Bank of America's governance documents (certificate of incorporation or bylaws) to provide that annual stockholder meetings take place on a Friday, Saturday, or Monday.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations (i.e., the date of shareholder meetings). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Derek B. Swanson
Attorney-Adviser